September 20, 2019

Berge Abajian
Principal Financial Officer
Bergio International, Inc.
12 Daniel Road E.
Fairfield, NJ 07004

       Re: Bergio International, Inc.
           Form 10-K for the Fiscal Year Ended December 31, 2018
           Filed August 21, 2019
           File No. 000-54714

Dear Mr. Abajian:

       We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

       After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2018

Item 8. Financial Statements and Supplementary Data
Report of Independent Registered Public Accounting Firm, page F-1

1. We note that your independent auditor only provided an audit opinion for the year ended
       December 31, 2018. Please amend your filing to provide audit opinions covering all periods of audited financial statements required to be presented in this form, i.e. the two years ended December 31, 2018. Refer to Note 2(a) to Rule 8-01 of Regulation S-X and
       Rule 8-02 of Regulation S-X.
Item 15. Exhibits and Financial Statement Schedules, page 34

2. It appears your Form 10-K is incorporated by reference into previously filed Form S-8 filings. Please amend your filing to provide a consent from your auditor related to the use of their audit report. Such consent is required due to incorporation by reference of the
       Form 10-K into the previously filed registration statements. Refer to
Item 601 of
 Berge Abajian
Bergio International, Inc.
September 20, 2019
Page 2
         Regulation S-K. Alternatively, tell us why you believe a consent is not necessary.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Robert Babula, Staff Accountant at (202) 551-3339 or Andrew Blume,
Staff Accountant at (202) 551-3254 with any questions.



FirstName LastNameBerge Abajian                               Sincerely,
Comapany NameBergio International, Inc.
                                                              Division of
Corporation Finance
September 20, 2019 Page 2                                     Office of
Consumer Products
FirstName LastName